FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 5/6/2011

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

 Yes           No   Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release informing the market of court decision preventing its Argentine subsidiary Siderar from paying previously announced dividend.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Raul Darderes

Name: Raul Darderes

Title: Secretary of the Board of Directors

Dated: May 6, 2011

Sebastián Martí

Ternium - Investor Relations

+1   (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Ternium informs the market of court decision preventing its Argentine subsidiary Siderar from paying previously announced dividend

Luxembourg, May 5, 2011 – Ternium S.A. (NYSE: TX) provided today further information concerning its Argentine subsidiary Siderar S.A.I.C.

On the date hereof, Siderar was notified of a court decision issued by a Commercial Court in the City of Buenos Aires at ANSeS’ request, revoking its prior clarificatory ruling of May 2, 2011 (which permitted Siderar to distribute to its shareholders, including Ternium, the USD370 million dividend approved by its April 15, 2011 shareholders’ meeting). Today’s court decision supersedes the prior ruling and provides that Siderar may not distribute dividends out of its results or reserves for the fiscal year 2010 and it is only permitted to distribute dividends out of results or reserves corresponding to fiscal years prior to 2010.

Siderar subsequently informed that, as a result of this court decision, it is not permitted to make on May 11, 2011, the dividend payment approved by its April 15, 2011 shareholders’ meeting.  Siderar has further informed that it will file an appeal against the court decision in accordance with applicable law.

These events will have no impact on the dividend proposed to Ternium's shareholders meeting to be held on June 1, 2011.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries.  With its principal operations in México and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network. The Company has an annual production capacity of approximately ten million tons of finished steel products.  More information about Ternium is available at www.ternium.com.